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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                                   ----------

                           COPLEY PHARMACEUTICAL, INC.
                            (Name of Subject Company)

                     TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                         TEVA PHARMACEUTICALS USA, INC.
                           CARIBOU MERGER CORPORATION
                                    (Bidders)

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                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

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                                    21745K101
                      (CUSIP Number of Class of Securities)

                                   ----------

                                WILLIAM FLETCHER
                         TEVA PHARMACEUTICALS USA, INC.
                                650 CATHILL ROAD
                        SELLERSVILLE, PENNSYLVANIA 18960
                                 (215) 256-8400

                  (Name, Address and Telephone Number of Person
                authorized to Receive Notices and Communications
                            on Behalf of the Bidder)

                                 WITH A COPY TO:

                              PETER H. JAKES, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                          NEW YORK, NEW YORK 10019-6099
                            TELEPHONE: (212) 728-8000


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         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement") filed with the Securities and Exchange Commission on August 16, 1999 by Caribou Merger Corporation, a Delaware corporation ("Purchaser"), as amended by Amendment No. 1 thereto filed on August 26, 1999, relating to the offer by Purchaser to purchase of all of the outstanding shares of common stock, par value $.01 per share, of Copley Pharmaceutical, Inc., a Delaware corporation (the "Company"), at $11.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). Purchaser is a wholly owned subsidiary of Teva Pharmaceuticals USA, Inc., a Delaware corporation ("Teva USA"), and was formed solely to effect the Offer and the transactions contemplated thereby. Teva USA is an indirect wholly owned subsidiary of Teva Pharmaceutical Industries Limited, a corporation organized under the laws of Israel ("Teva").

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Offer to Purchase.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in Item 4 is hereby amended and supplemented by the following:

         On September 13, 1999, Teva, Teva USA and Bank Leumi USA entered into a credit agreement pursuant to which Bank Leumi USA agreed to provide up to $115 million of financing to be used in connection with the Offer and the Merger. A copy of this credit agreement is set forth as Exhibit (b)(3) and is incorporated by reference herein.

         On September 13, 1999, Teva, Teva USA and Bank Hapoalim B.M. entered into a loan agreement pursuant to which Bank Hapoalim B.M. agreed to provide up to $115 million of financing to be used in connection with the Offer and the Merger. A copy of this loan agreement is set forth as Exhibit (b)(8) and is incorporated by reference herein.

ITEM 6.  INTEREST IN SECURITIES OF SUBJECT COMPANY.

         The information set forth in Item 6 is hereby amended and supplemented by the following:

         The Offer expired at 12:00 midnight, New York City time, on Monday, September 13, 1999. Based on information provided by the Depositary, approximately 18,907,591 Shares or 97.7% of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer (including approximately 561,379 Shares tendered by means of guaranteed delivery). Purchaser has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Shares in accordance with the terms and subject to the conditions set forth in the Offer. On September 14, 1999, Teva issued a press release, the text of which is set forth as Exhibit (a)(9) and is incorporated by reference herein.



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ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(9) Press Release of Teva, dated September 14, 1999.

(b)(3) Credit Agreement, dated September 13, 1999, among Teva, Teva USA and Bank Leumi USA.

(b)(4) Promissory Note, dated September 13, 1999, executed by Teva USA in favor of Bank Leumi USA.

(b)(5) Guaranty, dated September 13, 1999, executed by Teva in favor of Bank Leumi USA.

(b)(6) Negative Pledge Letter, dated September 13, 1999, executed by Teva in favor of Bank Leumi USA.

(b)(7) Negative Pledge Letter, dated September 13, 1999, executed by Teva USA in favor of Bank Leumi USA.

(b)(8) Loan Agreement, dated September 13, 1999, among Teva, Teva USA and Bank Hapoalim B.M.

(b)(9) Guaranty, dated September 13, 1999, executed by Teva in favor of Bank Hapoalim B.M.




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                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 1999

                                   TEVA PHARMACEUTICAL INDUSTRIES LIMITED



                                   By:  /s/  Dan S. Suesskind
                                      ------------------------------------------
                                      Name:  Dan S. Suesskind
                                      Title: Chief Financial Officer


                                   TEVA PHARMACEUTICALS USA, INC.



                                   By:  /s/  Peter R. Terreri
                                      ------------------------------------------
                                      Name:  Peter R. Terreri
                                      Title: Senior Vice President, Financing &
                                             Manufacturing


                                   CARIBOU MERGER CORPORATION



                                   By:  /s/  Peter R. Terreri
                                      ------------------------------------------
                                      Name:  Peter R. Terreri
                                      Title: Vice President




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                                INDEX TO EXHIBITS

EXHIBIT

(a)(9) Press Release of Teva, dated September 14, 1999.

(b)(3) Credit Agreement, dated September 13, 1999, among Teva, Teva USA and Bank Leumi USA.

(b)(4) Promissory Note, dated September 13, 1999, executed by Teva USA in favor of Bank Leumi USA.

(b)(5) Guaranty, dated September 13, 1999, executed by Teva in favor of Bank Leumi USA.

(b)(6) Negative Pledge Letter, dated September 13, 1999, executed by Teva in favor of Bank Leumi USA.

(b)(7) Negative Pledge Letter, dated September 13, 1999, executed by Teva USA in favor of Bank Leumi USA.

(b)(8) Loan Agreement, dated September 13, 1999, among Teva, Teva USA and Bank Hapoalim B.M.

(b)(9) Guaranty, dated September 13, 1999, executed by Teva in favor of Bank Hapoalim B.M.




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